                                 SCHEDULE 13E-3
                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934
                                 AMENDMENT NO. 2

                              FIRST WILKOW VENTURE
                              (Name of the Issuer)


                              FIRST WILKOW VENTURE
                      (Name of Person(s) Filing Statement)


                            Limited Partnership Units
                         (Title of Class of Securities)


                                       N/A
                      (Cusip Number of Class of Securities)


                                 Marc R. Wilkow
                                 General Partner
                      180 North Michigan Avenue, Suite 200
                             Chicago, Illinois 60601
                                 (312) 726-9622

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                 WITH COPIES TO:
                            John Koenigsknecht, Esq.
                          Neal, Gerber & Eisenberg, LLP
                       2 North LaSalle Street, Suite 2200
                             Chicago, Illinois 60602
                                 (312) 269-8000


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    This statement is filed in connection with (check the appropriate box):

a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [_] The filing of a registration statement under the Securities Act of 1933.
c.  [X] A tender offer.
d.  [_] None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

    Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            CALCULATION OF FILING FEE


             Transaction Valuation:                 Amount of Filing Fee:
                    $231,800*                              $24.80

    * Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $122 per Unit for the eligible Units, multiplied by 1,900, the estimated maximum number of Units to be purchased in the offer.

    [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $24.80
Filing Party:                       First Wilkow Venture
Form or Registration No.:           Schedule 13E-3
Date Filed:                         July 20, 2006



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                                  INTRODUCTION

         This Amendment Number 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 is being filed by First Wilkow Venture, an Illinois limited partnership (the "Partnership") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No 2 amends and supplements the Rule 13E-3 Transaction Statement filed on Schedule 13E-3 with the Securities and Exchange Commission on July 20, 2006, and Amendment Number 1 to the Rule 13E-3 Transaction Statement filed on Schedule 13E-3/A with the Securities and Exchange Commission on September 15, 2006.

         The Partnership is offering to purchase for cash (the "Offer") all, but not less than all, of the units of limited partnership of the Partnership (the "Units"), held by each Unit holder who holds 50 or fewer Units as of the close of business on July 19, 2006 (the "Record Date"). The Offer is being made pursuant to an Offer to Purchase Limited Partnership Units (the "Offer to Purchase"), dated July 20, 2006, which is attached hereto as Exhibit (a)(1)(i).

         The Offer is an "odd-lot tender offer" pursuant to Rule 13e-4(h)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, because the Offer is conditioned upon causing the Units to be held of record by fewer than 300 persons, the Offer is a "Rule 13e-3 transaction" as defined in Rule 13e-3(a)(3) under the Exchange Act. As a result, the Partnership is filing this Schedule 13E-3 pursuant to a "going private transaction" as required under the Exchange Act.

ITEM 1: SUMMARY TERM SHEET

         The information set forth in "Summary of Terms" and "Questions and Answers" of the Offer to Purchase is incorporated herein by reference.

ITEM 2: SUBJECT COMPANY INFORMATION.

         The name of the subject company is First Wilkow Venture, an Illinois limited partnership (the "Partnership"). The address and telephone number of the Partnership's principal executive offices 180 N. Michigan, Suite 200, Chicago, Illinois 60601, (312) 726-9622.

         The title of the class of equity securities to which the Offer to Purchase relates are units of limited partnership of the Partnership (the "Units"). As of July 1, 2006, there were 162,708 Units outstanding. There is no established trading market for the Units.

         The information regarding dividends paid in the last two years is set forth in "Information About the Partnership--Distribution Information" of the Offer to Purchase and is incorporated herein by reference.

         The Partnership has not made any underwritten public offering of Units or other securities during the past three years.

         The information set forth in "Information About the Partnership--Prior Unit Purchases" of the Offer to Purchase is incorporated herein by reference.


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ITEM 3: IDENTITY AND BACKGROUND OF FILING PERSON

         The Partnership is the filing person for this Schedule 13E-3. The information regarding officers and general partners is set forth in "Information About the Partnership--General Partners" of the Offer to Purchase and is incorporated herein by reference.

ITEM 4: TERMS OF THE TRANSACTION

         The letter of intent and the information set forth in "Summary of Terms," "Questions and Answers," "Terms of the Offer," and "Special Factors" of the Offer to Purchase is incorporated herein by reference.

         The Offer is an "odd-lot tender offer" and is being conducted pursuant to Rule 13e-4(h)(5) under the Exchange Act. In addition, the information set forth in "Summary of Terms," "Questions and Answers--Am I eligible to participate in the Offer?", "Terms of the Offer--General", and "Terms of the Offer--Expiration, Extension or Amendment of the Offer" of the Offer to Purchase is incorporated herein by reference.

         The information set forth in "Terms of the Offer--No Dissenters' or Appraisal Rights; --No Unit holder Vote" of the Offer to Purchase is incorporated herein by reference. The Partnership is not providing unaffiliated security holders any special access to corporate files of the Partnership, or counsel, appraisal or other services at the expense of the Partnership, in connection with the Offer.

ITEM 5: PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         The information set forth in "Information About the Partnership--Related Party Transactions" of the Offer to Purchase is incorporated herein by reference.

         The information set forth in "Special Factors--Alternative Transactions" of the Offer to Purchase is incorporated herein by reference.

         The information set forth in "Information About the Partnership--Prior Unit Purchases" of the Offer to Purchase is incorporated herein by reference.

         Other than the Partnership's Agreement of Limited Partnership, as amended, there are no agreements, arrangements, or understandings between the Partnership and any other person with respect to any of the Partnership's securities, including with respect to the transfer or voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of such securities.

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ITEM 6: PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         Units that are purchased by the Partnership will be cancelled and not be considered as issued or outstanding capital securities of the Partnership.

         Except as otherwise described in "Special Factors" of the Offer to Purchase, there are no plans, proposals or current negotiations that would result in:

     o any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries;

     o any purchase, sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries;

     o any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership;

     o any change in the present board of directors or management of the Partnership; or

     o   any other material change in the Partnership's structure or business.


         The Partnership's Units have never been listed on a national securities exchange or quoted in an automated quotation system and will continue to be unlisted and not quoted following the Offer. A purpose of the transaction, as stated elsewhere, is to make the Partnership eligible for termination of the registration of the Units under the Exchange Act and to suspend its obligation to file reports thereunder.

ITEM 7: PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

         The information set forth in "Summary of Terms," "Questions and Answers" and "Special Factors" of the Offer to Purchase is incorporated herein by reference.

ITEM 8: FAIRNESS OF THE TRANSACTION

         The Partnership believes the Offer is fair to unaffiliated Unit holders. The information set forth in "Special Factors--Our Position as to the Fairness of the Offer" and "Special Factors--Determination of the Offering Price" of the Offer to Purchase are incorporated herein by reference. The Partnership has not conducted a third party or other valuation of the Units or comprehensively evaluated the fairness of the Offer to unaffiliated Unit holders. The Offer was approved unanimously by both general partners; no general partner dissented to or abstained from voting on the Offer. The Offer did not require the approval of a majority of unaffiliated Unit holders. Neither the Partnership nor any of the general partners has retained an unaffiliated representative to act solely on behalf of unaffiliated Unit holders for purposes of negotiating the terms of the Offer, and no report concerning the fairness of the Offer has been prepared by any third party.

         The information set forth in "Special Factors--Alternative Transactions" of the Offer to Purchase is incorporated herein by reference.

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ITEM 9: REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

         The Partnership has not obtained any report, opinion, or appraisal relating to the fairness of the consideration to be offered to Unit holders or the fairness of the Offer. The information set forth in "Special Factors--Our Position as to the Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 10: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information set forth in "Other Information Regarding the Offer--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         The information set forth in "Other Information Regarding the Offer--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

         All expenses will be paid by the Partnership. No part of the funds or other consideration required to complete the Offer is expected to be borrowed directly or indirectly for the purpose of the Offer.

ITEM 11: INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         The information set forth in "Information About the Partnership--Unit Ownership of the General Partners" and "Information About the Partnership--Prior Unit Purchases" of the Offer to Purchase is incorporated herein by reference.

ITEM 12: THE SOLICITATION OR RECOMMENDATION

         The information set forth in "Other Information Regarding the Offer--Intentions of Insiders" of the Offer to Purchase is incorporated herein by reference. The Partnership believes that no general partner, executive officer or affiliate of the Partnership has made any recommendation to holders of Units either in support of or opposed to the Offer.

ITEM 13: FINANCIAL STATEMENTS

         The audited financial statements included in the Partnership's Annual Report on Form 10-K for the year ended December 31, 2004, are incorporated herein by reference.

         The audited financial statements included in the Partnership's Annual Report on Form 10-K for the year ended December 31, 2005, are incorporated herein by reference.

         The unaudited financial statements included in the Partnership's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, are incorporated herein by reference.

         The unaudited financial statements included in the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, are incorporated herein by reference.


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         The information set forth in "Information About the
Partnership--Summary Consolidated Financial Information" of the Offer to Purchase is incorporated herein by reference.

         The information set forth in "Information About the Partnership--Pro Forma Effect of the Offer on Book Value" of the Offer to Purchase is incorporated herein by reference.

         The information set forth in "Where You Can Find Additional Information" of the Offer to Purchase is incorporated herein by reference.

ITEM 14: PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

         No person or class of persons has been directly or indirectly employed or retained or will be compensated for making solicitations or recommendations in connection with the Offer. The Partnership will act as its own depositary for the Offer.

         Tenders may be solicited by general partners, officers and employees of the Partnership in person, by telephone or through other forms of communication, but such persons will not receive any additional compensation for such solicitation. Additionally, employees of the Partnership may perform administrative tasks in connection with the Offer, and they will not be separately compensated for such services.

ITEM 15: ADDITIONAL INFORMATION

         The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 16: EXHIBITS

(a)(1)(i)         Offer to Purchase Limited Partnership Units, dated July 20,
                  2006
(a)(1)(ii)        Letter of Transmittal*
(a)(1)(iii)       Letter to Unit holders from Marc R. Wilkow, General Partner*
(b)               None
(c)               None
(d)(i) Agreement of Limited Partnership of First Wilkow Venture, dated December 8, 1972*
(d)(ii) Amendment to Agreement of Limited Partnership of First Wilkow Venture, dated September 10, 1974*
(d)(iii) Amendment to Agreement of Limited Partnership of First Wilkow Venture, dated May 19, 1977*
(d)(iv) Amendment to Agreement of Limited Partnership of First Wilkow Venture, dated November 20, 1986*
(f)               None
(g)               None


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* Incorporated by reference to the Schedule 13E-3 filed with the Securities and
Exchange Commission by First Wilkow Venture on July 20, 2006*


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2006
                                       FIRST WILKOW VENTURE,
                                       AN ILLINOIS LIMITED PARTNERSHIP

                                       By:      MARC R. WILKOW
                                       Its:     General Partner

                                                /s/ Marc R. Wilkow
                                                -------------------------------
                                                Marc R. Wilkow



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